Filed Pursuant to Rule 433
Registration Statement No. 333-282565

MARKET-LINKED ONE LOOK NOTES

Market-Linked One Look Notes Linked to the VanEck® Gold Miners ETF
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately 13 months
Market Measure	The VanEck® Gold Miners ETF (Bloomberg symbol: “GDX”)
Payout Profile at Maturity	●If the Market Measure is flat or increases, a return equal to the Step Up Payment ●1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk
Step Up Payment	[$1.80 to $2.40] per unit, a [18.00% to 24.00%] return over the principal amount, to be determined on the pricing date
Threshold Value	100.00% of the Starting Value
Interest Payments	None
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000183988225040348/bns_424b2-22078.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

●Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●Your investment return is limited to the return represented by the Step Up Payment and may be less than a comparable investment directly in the Market Measure or the securities included in the Market Measure.

●The initial estimated value of the notes on the pricing date will be less than their public offering price.

●If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

●You will have no rights of a holder of the Market Measure or the securities held by the Market Measure, and you will not be entitled to receive any shares of the Market Measure or the securities held by the Market Measure, or any dividends or other distributions in respect of the Market Measure or the securities held by the Market Measure.

●There are liquidity and management risks associated with the Market Measure.

●The performance of the Market Measure may not correlate with the performance of its underlying index as well as the net asset value per share of the Market Measure, especially during periods of market volatility when the liquidity and the market price of the shares of the Market Measure and/or the securities held by the Market Measure may be adversely affected, sometimes materially.

●Payments on the notes will not be adjusted for all corporate events that could affect the Market Measure.

●All of the securities held by the Market Measure are concentrated in one industry.

●A limited number of securities may affect the price of the Market Measure, and the securities included in the Underlying Index are not necessarily representative of the gold and silver mining industry.

●The performance of the Market Measure may be influenced by gold and silver prices.

●There is no direct correlation between the value of the notes or the price of the Market Measure, on the one hand, and gold and silver prices, on the other hand.

●The notes will be subject to risks associated with small-capitalization and mid-capitalization companies.

●NYSE Arca, Inc., the sponsor and compiler of the Underlying Index, retains significant control and discretionary decision-making over the Underlying Index and is responsible for decisions regarding the interpretation of and amendments to the Underlying Index rules, which may have an adverse effect on the price of the Market Measure, the market value of the notes and the amount payable on the notes.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-75.00%	$2.50	-75.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
0.00%(1)	$12.10(2)	21.00%
2.00%	$12.10	21.00%
5.00%	$12.10	21.00%
10.00%	$12.10	21.00%
20.00%	$12.10	21.00%
21.00%	$12.10	21.00%
30.00%	$12.10	21.00%
40.00%	$12.10	21.00%
50.00%	$12.10	21.00%

(1)This hypothetical percentage change corresponds to the Threshold Value.

(2)This amount represents the sum of the principal amount and the Step Up Payment of $2.10.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.